Circle Entertainment Inc.
70 East 55th Street
New York, NY 10022
702-577-5027

November 18, 2013

VIA EDGAR

Ms. Kristi Marrone
Staff Accountant

Mr. William Demarest
Staff Accountant

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-7010

Re:          Circle Entertainment Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012 (the “Form 10-K”)
Filed March 27, 2013
File No. 1-33902

Dear Ms. Marrone and Mr. Demarest:

On behalf of Circle Entertainment Inc. (“Circle” or the “Company”), below please find Circle’s response to your letter dated November 12, 2013 regarding the above-referenced filing.

Please note that for your convenience, each of your comments is recited in full below and Circle’s response to each comment  is provided immediately thereafter.

Also, please note that as discussed on November 14, 2013, this letter refers both to the Company’s original Form 10-K filed on March 27, 2013, and to the Company’s Form 10-K/A (Amendment No. 1) filed on May 8, 2013.

1.    Please clarify to us your role in the development of the Square Parcel following the amendments to both the Transaction Agreement and the SkyView Agreements.  It appears that you license the technology for a single amusement ride, which you in turn will license to another party that is developing the Square Parcel on behalf of a third party owner.

Response: Circle’s role in development of the Square Parcel, after the amendment of the Transaction Agreement and the SkyView Agreement, is set forth in the Operating Agreement section on page 5 of the Form 10-K.  Circle owns 8.5% of the Project Owner.  As stated in the Operating Agreement section on page 5, “[v]oting by members is in accordance with percentage interests, so the Company’s vote of 8.5% will, in all likelihood, not be significant in decision-making authority.”  Circle will not otherwise be involved in project management.  Because the SkyView License Agreement was terminated, and the Transaction Agreement was also terminated, except with respect to the OHI Parcel, which is dormant, these agreements are no longer relevant to Circle’s business.  This is consistent with the disclosure set forth on pages 5 and 6 of the Form 10-K in the sections entitled “The First Amendment to the Transaction Agreement” and “Termination of the SkyView Agreements.”

2.           Your disclosure indicates that other expense is comprised of write-offs of capitalized development costs, advanced royalty fees, and license fees.  However, it appears that these write-offs are included in operating expenses.  It appears that the write-offs are being double counted.  Please clarify.

Response: Although the accounting amount was appropriate, the note language was inaccurate.  There was no “double-counting”.

The Huff settlement expense should have been noted in “Other Expense” in lieu of the existing text, which was as follows:.  “Other expense was approximately $4.1 million in 2012 as compared to none in 2011.  Other expense consisted of the write-off of capitalized development costs of approximately $2.6 million, the write-off of advanced royalty fees of approximately $1.4 million and the write-off of license fees of approximately $1.0 million, which were partially offset by a decrease in selling, general and administration costs of approximately $0.9 million.”

The “Other Expense” note should have read as follows:  “Other expense consisted of the net settlement expense incurred by the Company for the following: (1) the amount funded in consideration of the settlement of the stockholder derivative lawsuit of approximately $0.65 million, and (2) the net amount due under the Termination and Settlement Agreement terminating the Exclusive License Agreement with William J. Kitchen of approximately $3.45 million.”

We intend to include this modified disclosure in the Company’s Form 10-K for the fiscal year ending December 31, 2013.

3.           Please tell us how you have accounted for your investment in the Project Owner.

Response: We account for our investment in the Project Owner as follows: Circle Entertainment Inc. owns less than twenty (20%) percent of the Project Owner. The Company does not exercise control over the Project Owner or its operations. The Company does not have an amount invested with the Project Owner currently. If and when distributions are received, the Company will record revenue during the appropriate financial reporting period.

4.           Please tell us how the settlement of the Huff Litigation is reflected in your financial statements.

Response: The Subsequent Events note of the Form 10-K regarding the Huff litigation reflects that the Huff litigation was completed on January 16, 2013.  The financial statements as of December 31, 2012 reflect that settlement expense as part of “Other Expense” (as set forth in our response to your comment 2 above).

Circle acknowledges that:

(a)	it is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please contact me at the phone number or e-mail address set forth above.

Sincerely,

Gary McHenry
Chief Financial Officer  (Principal Financial and Accounting Officer)

cc:	Mitchell J. Nelson, Esq.
Andrew E. Balog, Esq.

Circle Entertainment Inc.	File No. 1-33902